U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 28, 2016

Ms. Megan Miller
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	The Aegis Funds (the “Trust”)
File Nos. 333-106971 and 811-21399

Dear Ms. Miller,

On behalf of the Trust, the purpose of this letter is to respond to oral comments received by U.S. Bancorp Fund Services, LLC, the Trust’s administrator, from the Securities and Exchange Commission (“SEC”) Staff (the “Staff”) on December 2, 2016, regarding the Staff’s recent Sarbanes-Oxley review of the Trust’s annual certified shareholder report for the fiscal year ended December 31, 2015 (the “Annual Report”), filed on Form N-CSR on March 4, 2016 for the Aegis Value Fund (the “Fund”), a series of the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface and are immediately followed by the Trust’s responses.

1.             Form N-CSR – Item 1 – Annual Report – Management’s Discussion of Fund Performance (“MDFP”).

Staff Comment: The performance table within the MDFP discloses the net expense ratios for the Class I and Class A shares of the Fund as 1.46% and 1.75%, respectively, citing the Fund’s prospectus dated April 30, 2015.  Going forward, please revise this footnote by also referring to the Fund’s most recent financial highlights table, which will contain a more recent net expense ratio.

Response: The Trust will make the requested change.

2.             Form N-CSR – Item 1 – Annual Report – Line Graph.

Staff Comment: In accordance with Instruction 1(d) to Item 27(b)(7)((ii)(B), going forward please base the Class I line graph on an initial investment amount of $1,000,000.

Response: The Trust will make the requested change.

3.             Form N-CSR – Item 1 – Annual Report – Portfolio Characteristics

Staff Comment: Per the Industry Breakdown table, the Fund invested 28.1% of its net assets in the Metals & Mining sector. Going forward, please consider whether a sector risk factor should be added to the Fund’s Prospectus.

Response: The Trust will consider making the requested change with the next annual update to the Trust’s registration statement. As a point of information, in the Fund’s most recent semi-annual certified shareholder report for the fiscal period ended June 30, 2016, the “Metals and Mining” sector was further broken down into 4 separate sub-sectors.

4.             Form N-CSR – Item 1 – Annual Report – Notes to the Financial Statements – Note 2 – Summary of Significant Accounting Policies.

Staff Comment: Please add disclosure stating that the Fund follows the accounting and reporting guidance for investment companies per Accounting Standards Update 2013-08.

Response: Going forward, the Trust will add an introductory sentence to Note 2 substantially similar to the following:

As an investment company, as defined in Financial Accounting Standards Board (“FASB”) Accounting Standards Update 2013-08, the Fund follows accounting and reporting guidance under FASB Accounting Standards Codification Topic 946, “Financial Services-Investment Companies”.

5.             Form N-CSR – Item 1 – Annual Report – Notes to the Financial Statements – Note 3 – Advisory Fees and Other Transactions with Affiliates.

Staff Comment: It is the Staff’s position that any recapture of waived advisory fees or expenses reimbursed by the Advisor should occur within three years of the specific waiver. The current disclosure states that the recapture may be made “…within three years after the year in which the Advisor has incurred the expense.”

Response: The Trust undertakes to revise its process for recouping any previously waived advisory fees or expenses reimbursed by the Advisor such that the recoupment occurs within a three year period from the time of the occurrence of the fee waiver or expense reimbursement by the Advisor.

6.             Form N-CSR – Item 1 – Annual Report – Notes to the Financial Statements – Note 3 – Advisory Fees and Other Transactions with Affiliates.

Staff Comment: Per FASB Accounting Standards Codification 850-10-50, please confirm that any related-party disclosure is properly described.

Response: The Trust supplementally confirms that it will consider the requirements of FASB 850-10-50 in connection with future shareholder reports and will continue to disclose all transactions with affiliates.

7.             Form N-CSR – Item 1 – Annual Report – Notes to the Financial Statements – Note 8 – Pending Litigation.

Staff Comment:  Please consider whether a “commitments and contingent liabilities” line item, cross-referenced to Note 8, should be added to the Statement of Assets and Liabilities of the Fund, per Article 6-04-15 of Regulation S-X.

Response: The Trust supplementally confirms that it will consider the requirements of Article 6-04-15 of Regulation S-X in connection with future shareholder reports. As a point of information, the “Pending Litigation” Note to the Financial Statements was not present in the Fund’s most recent semi-annual certified shareholder report for the fiscal period ended June 30, 2016, nor will it be included in the upcoming annual certified shareholder report for the fiscal year ended December 31, 2016.

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If you have any additional questions or require further information, please contact the undersigned at 414-765-5366.

Very truly yours,

/s/ Edward Paz
Edward Paz
For U.S. Bancorp Fund Services, LLC

cc:           Sarah Zhang, The Aegis Funds
Paul Miller, Seward & Kissel LLP